08029263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanmi Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 WILSHIRE BLVD., SUITE 728
(No. and Street)

LOS ANGELES (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHANG-YAU CHEN 213-389-9966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEE & PARK CO.
(Name – *if individual, state last, first, middle name*)

3550 WILSHIRE BLVD., SUITE 738 (Address) LOS ANGELES (City) CA (State) 90010 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

NB 3/21

OATH OR AFFIRMATION

I, CHANG - YAU CHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANMI PACIFIC SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HYE SUNG KIM
COMM. # 1617511
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. OCT. 31, 2009

Notary Public

Signature

President
Title

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 27th day of Feb, 2008, by Chang Yau Chen ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
(Signature of Notary)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANMI PACIFIC SECURITIES, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2007

(With Independent Auditor's Report Thereon)

LEE & PARK CO.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
Hanmi Pacific Securities, Inc.:

We have audited the accompanying statement of financial condition of Hanmi Pacific Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanmi Pacific Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 and 1(A) is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 26, 2008

3550 Wilshire Boulevard, Suite 738, Los Angeles, California 90010
Telephone 213. 381. 3787 Facsimile 213. 381. 5366

HANMI PACIFIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007

ASSETS

Current assets:		
Cash and cash equivalents (note 2)	$	11,795
Loan receivable (note 3)		31,000
Other current asset		2,713
Total current assets		45,508
Property and equipment, net (note 4)		8,253
Other assets		1,203
Total assets	$	54,964

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income tax payable	$	800
Accrued and other current liabilities		3,053
Total liabilities		3,853
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized, 213,000 shares issued and outstanding		213,000
Accumulated loss		(161,889)
Total stockholder's equity		51,111
Total liabilities and stockholder's equity	$	54,964

See accompanying notes to financial statements.

HANMI PACIFIC SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2007

Revenues:		
Commissions and fees	$	35,012
Interest		3,098
		38,110
Selling, general and administrative expenses:		
Consulting		5,000
Professional fees		11,665
Rent		15,419
Salaries and employee benefits		85,923
Others		7,888
		125,895
Loss from operations		(87,785)
Income tax provision		(800)
Net loss	$	(88,585)

See accompanying notes to financial statements.

HANMI PACIFIC SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2007

	Shares outstanding	Common stock	Accumulated loss	Net stockholder's equity
Balance at December 31, 2006	213,000	$ 213,000	$ (73,304)	$ 139,696
Net loss			(88,585)	(88,585)
Balance at December 31, 2007	213,000	$ 213,000	$ (161,889)	$ 51,111

See accompanying notes to financial statements.

HANMI PACIFIC SECURITIES, INC.

CASH FLOWS STATEMENT

For the year ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(88,585)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		1,886
Working capital and other changes related to operations:		
Other current assets		2,288
Other assets		297
Income tax payable		800
Accrued and other current liabilities		(82)
Net cash used in operating activities		(83,396)
Cash flows from investing activities:		
Proceeds from loans receivable		79,000
Net cash provided by investing activities		79,000
Cash flows from financing activities:		
Net decrease in cash and cash equivalents		(4,396)
Cash and cash equivalents at beginning of year		16,191
Cash and cash equivalents at end of year	$	11,795
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Cash paid during the year for tax	$	800

See accompanying notes to financial statements.

COMPUTATION OF NET CAPITAL

Schedule 1

1. Total ownership equity from Statement of Financial Condition			51,111 [3480]
2. Deduct ownership equity not allowable for Net Capital			51,111 [3490]
3. Total ownership equity qualified for Net Capital			[3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			[3520]
B. **Other (deductions) or allowable credits (List)**			
[3525A]	[3525B]		
[3525C]	[3525D]		
[3525E]	[3525F]		[3525]
5. Total capital and allowable subordinated liabilities			[3530]
6. Deductions and/or charges:			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		43,169 [3540]	
B. **Secured demand note *deficiency***		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	[3620]
7. Other additions and/or credits (List)			
[3630A]	[3630B]		
[3630C]	[3630D]		
[3630E]	[3630F]		[3630]
8. Net capital before haircuts on securities positions			7,942 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities commitments**		[3660]	
B. **Subordinated securities borrowings**		[3670]	
C. **Trading and investment securities:**			
1. **Exempted securities**		[3735]	

2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10. Net Capital			7,942 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. *Minimum net capital required (6-2/3% of line 19)*	257 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	2,942 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	7,557 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			3,853 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	

	[3820]	3,853	[3830]
19. Total aggregate indebtedness			[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 49	[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	[3860]

The above computation differs from the computation of net capital as of December 31, 2007, which was previously filed by the Company on Form X – 17A – 5. Reconciliation is computed in the accompanying schedule 1(A).

Schedule 1 (A)

HANMI SECURITIES, INC.

Reconciliation of Supplementary Schedule 1 Computation
Under Rule 15c3-1 as of December 31, 2007 with
Company's Computation as of December 31, 2007

		Net Capital
Balance per Company's computation	$	9,221
Adjustment to:		
Nonallowable assets		(1,963)
Ownership equity		684
Balance per Schedule 1	$	7,942

1. Organization

Nature of business

Hanmi Pacific Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company incorporated in the state of California in 2005 and acquired the membership in NASD on February 10, 2006.

Exemption from the requirements of Rule 15c3-3

Under the membership agreement with NASD and pursuant to Rule15c3-3(k)(2)(ii), the Customer Protection Rule, the Company conducts on a fully disclosed basis under a clearing arrangement and does not execute and clear securities and commodities transactions for customers. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements.

2. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers cash, cash from bank and installment savings and certificate of deposit to be cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are expensed as incurred, and any gain or loss on disposition is included in income as realized. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of 39 years or term of the lease

Income Taxes

The Company recorded income taxes based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

New Accounting Pronouncements

The Company adopted Financial Accounting Standard Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48"), to interpret FASB Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* FIN 48 establishes the accounting for uncertain tax positions, including recognition and measurement of

their financial statement effects. The adoption did not have a material impact on the Company's financial statements as of December 31, 2007 and for the year then ended.

3. Loans Receivable

As of December 31, 2007, there are two loans outstanding in the amount of $21,000 and $10,000 to Ideal Asset Management and the Company's officer, respectively. Interest charges were calculated based on the outstanding loan amount, the outstanding days of loans receivable with the fixed interest rate of 5%.

4. Property and Equipment

As of December 31, 2007, property and equipment consist of the following:

Furniture and fixtures	$ 5,000
Machine and equipments	7,000
	12,000
Accumulated depreciation	(3,747)
	$ 8,253

5. Income Tax

The Company incurred federal income tax expense of $ - and California state income tax expense of $800 for the year ended December 31, 2007. The Company has accumulated net operating loss carry-forward balance of $162,464 and $161,963 for federal and California state tax purpose, respectively, and may be applied against future taxable income until 2027.

6. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which required the maintenance of minimum net capital. Such rule prohibits the Company from engaging in any security transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealer, Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2007, the Company had a net capital requirement of $5,000, whereas it had a net capital of $7,942.

7. Commitments and Contingencies

As of December 31, 2007, the Company leases the office spaces under long-term operational lease, which are non-cancelable through March 31, 2008 and are expecting to be under month-to-month lease after expiration. The leases contain provision for payments by the lessee for property taxes, maintenance and other operation costs. Minimum future rentals for non-cancelable operational lease are $3,610 for year 2008.

The Company is subject to various claims that arise in the normal course of business. Currently, the Company is not under any legal litigation. Management does not believe that there are any issues outstanding that will have a significant impact in the Company's financial position or results of operation.

LEE & PARK CO.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
Hanmi Pacific Securities, Inc.:

We have audited the financial statements of Hanmi Pacific Securities, Inc. for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2)(ii) that we considered relevant to the objectives stated in Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons and the record of differences required by Rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanmi Pacific Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

3550 Wilshire Boulevard, Suite 738, Los Angeles, California 90010
Telephone 213. 381. 3787 Facsimile 213. 381. 5366

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

February 26, 2008